SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

SCHEDULE 13G

Under the Securities Exchange Act of 1934
(Amendment No. )*

NATIONAL SCIENTIFIC CORPORATION

(Name of Issuer)

Common Stock, $0.01 par value

(Title of Class of Securities)

637479 10 6

(CUSIP Number)

November 14, 2007

(Date of Event which Requires Filing of this Statement)

Check the appropriate box to designate the rule pursuant to which this Schedule is filed:

☐ Rule 13d-1(b)

☒ Rule 13d-1(c)

☐ Rule 13d-1(d)

*The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter the disclosures provided in a prior cover page.

The information required in the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No. 637479 10 6	13G	Page 2 of 5 pages

1.	NAMES OF REPORTING PERSONS I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY) Michael A. Grollman

2.	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*
(a) ☐
(b) ☐

3.	SEC USE ONLY

4.	CITIZENSHIP OR PLACE OF ORGANIZATION United States

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	5. SOLE VOTING POWER 11,900,000 6. SHARED VOTING POWER 0 7. SOLE DISPOSITIVE POWER 11,900,000 8. SHARED DISPOSITIVE POWER 0

9.	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 11,900,000

10.	CHECK BOX IF AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES* ☐

11.	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9) 9.7%

12.	TYPE OF REPORTING PERSON* IN

*SEE INSTRUCTION BEFORE FILLING OUT!

CUSIP No. 637479 10 6	13G	Page 3 of 5 pages

Item 1.

(a)	Name of Issuer: National Scientific Corporation (the “Issuer”)
(b)	Address of Issuer’s Principal Executive Offices: 8361 East Evans Rd. Ste 106 Scottsdale, AZ. 85260

Item 2.

(a)	Name of Person Filing: Michael A. Grollman
(b)	Address of Principal Business Office or, if none, Residence: 8361 East Evans Rd. Ste 106 Scottsdale, AZ. 85260

(c)	Citizenship: US
(d)	Title of Class of Securities: Common Stock, $0.01 par value (the “Common Stock”).
(e)	CUSIP Number of the Common Stock: 637479 10 6

Item 3.	If this statement is filed pursuant to §§240.13d-1(b) or 240.13d-2(b) or (c), check whether the person filing is a:

(a)	☐ Broker or Dealer registered under section 15 of the Act (15 U.S.C. 78o);

(b)	☐ Bank as defined in section 3(a)(6) of the Act (15 U.S.C. 78c);

(c)	☐ Insurance company as defined in section 3(a)(19) of the Act (15 U.S.C. 78c);

(d)	☐ Investment company registered under section 8 of the Investment Company Act of 1940 (15 U.S.C. 80a-8);

(e)	☐ An investment adviser in accordance with section 240.13d-1(b)(1)(ii)(E);

(f)	☐ An employee benefit plan or endowment fund in accordance with section 240.13d-1(b)(1)(ii)(F);

(g)	☐ A parent holding company or control person in accordance with section 240.13d-1(b)(1)(ii)(G);

(h)	☐ A savings association as defined in Section 3(b) of the Federal Deposit Insurance Act (12 U.S.C. 1813);

(i)	☐ A church plan that is excluded from the definition of an investment company under section 3(c)(14) of the Investment Company Act of 1940 (15 U.S.C. 80a-3);

(j)	☐ Group, in accordance with section 240.13d-1(b)(1)(ii)(J).

CUSIP No. 637479 10 6	13G	Page 4 of 5 pages

Item 4.	Ownership

Provide the following information regarding the aggregate number and percentage of the class of securities of the issuer identified in Item 1.

(a)	Amount beneficially owned: 11,900,000 *
(b)	Percent of class: 9.7%
(c)	Number of shares as to which the person has:
(i)	Sole power to vote or to direct the vote: 11,900,000
(ii)	Shared power to vote or to direct the vote: 0
(iii)	Sole power to dispose or to direct the disposition of: 11,900,000
(iv)	Shared power to dispose or to direct the disposition of: 0

Instruction.  For computations regarding securities which represent a right to acquire an underlying security see §240.13d-3(d)(1).

* Amount beneficially owned of 11,900,000 is comprised of 10,750,000 shares of Common Stock, 1,050,000 options to purchase Common Stock, and 100,000 warrants to purchase Common Stock, and assumes 122,245,835 shares of Common Stock are outstanding at the time of filing of this report.

Item 5.	Ownership of Five Percent or less of a Class

If this statement is being filed to report the fact that as of the date hereof the reporting person has ceased to be the beneficial owner of more than five percent of the class of securities, check the following  ☐.

Instruction: Dissolution of a group requires a response to this item.

Not applicable.

Item 6.	Ownership of More than Five Percent on Behalf of Another Person

Not applicable.

Item 7.	Identification and Classification of the Subsidiary Which Acquired the Security Being Reported on by the Parent Holding Company

Not applicable.

Item 8.	Identification and Classification of Members of the Group

Not applicable.

CUSIP No. 637479 10 6	13G	Page 5 of 5 pages

Item 9.	Notice of Dissolution of Group

Not applicable.

Item 10.	Certification

(a)	The following certification shall be included if the statement is filed pursuant to §240.13d-1(b):

By signing below I certify that, to the best of my knowledge and belief, the securities referred to above were acquired and are held in the ordinary course of business and were not acquired and are not held for the purpose of or with the effect of changing or influencing the control of the issuer of the securities and were not acquired and are not held in connection with or as a participant in any transaction having that purpose or effect.

(b)	The following certification shall be included if the statement is filed pursuant to §240.13d-1(c):

By signing below I certify that, to the best of my knowledge and belief, the securities referred to above were not acquired and are not held for the purpose of or with the effect of changing or influencing the control of the issuer of the securities and were not acquired and are not held in connection with or as a participant in any transaction having that purpose or effect.

SIGNATURE

After reasonable inquiry and to the best of my knowledge and belief, the undersigned certifies that the information set forth in this statement is true, complete and correct.

Date: November 20, 2007
/s/ Michael A. Grollman
Michael A. Grollman